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Exhibit 99.1

Notice of Annual Meeting
of Shareholders
Friday, April 28, 2017

Management Information Circular

AGNICO EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

Date:	Friday, April 28, 2017
Time:	11:00 a.m. (Toronto time)
Place:	Sheraton Centre Toronto Hotel Grand Ballroom 123 Queen St. West, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico Eagle Mines Limited (the "Company") for the year ended December 31, 2016 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation; and
	5.	Consideration of any other business which may be properly brought before the Annual Meeting of Shareholders.

By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 13, 2017

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

 MANAGEMENT INFORMATION CIRCULAR

        This Management Information Circular (the "Circular") is provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the "Company") of proxies for use at the Annual Meeting of Shareholders to be held on April 28, 2017 (the "Meeting"). Unless otherwise indicated, all information in this Circular is given as at March 13, 2017 and all dollar amounts are stated in United States dollars ("U.S. dollars", "$" or "US$").

        For information about certain non-GAAP measures used in this Circular such as "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne" and "net debt", please refer to the Company's management's discussion and analysis for the year ended December 31, 2016. For scientific and technical information about the Company's mines and projects, please refer to the Company's annual information form dated as of March 23, 2017 (the "AIF").

FORWARD-LOOKING STATEMENTS

        The information in this Circular has been prepared as at March 13, 2017. Certain statements contained in this Circular constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this Circular, the words "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. In particular, the Circular contains forward-looking statements pertaining to the Company's plans with respect to compensation plans and practices; and statements concerning the Company's plans to build operations at Meliadine and Amaruq, including the timing thereof. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis and the Company's annual information form dated as of March 27, 2017. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Annual Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 4);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 18);

  •
  a non-binding, advisory resolution on the Company's approach to executive compensation (page 19); and

  •
  other business brought before the Meeting if any other matter is put to a vote.

What else will happen at the Meeting?

        The financial statements for the year ended December 31, 2016, together with the auditors' report on these statements, will be presented at the Meeting.

How will these matters be decided at the Meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 13, 2017, the record date for the Meeting. To vote common shares that you acquired after the record date, you must, no later than the commencement of the Meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 13, 2017 there were 225,882,403 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. To the knowledge of the directors and officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?"

How can a registered shareholder vote by proxy?

        In addition to voting in person at the Meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Transfer Agent"). You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the Meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Control Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Control Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iv)
  for the acceptance of the Company's approach to executive compensation; and

  (v)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company's address (as listed in this Circular) before the last business day preceding the day of the Meeting or to the Chairperson of the Meeting on the day of the Meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting, including when and where the proxy or voting instruction form is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting.

How are meeting materials delivered to shareholders?

        Proxy materials are sent to registered shareholders directly. Proxy materials are sent to intermediaries to be forwarded to all non-registered shareholders. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders, including objecting non-registered shareholders.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within the minimum and maximum. The number of directors to be elected is twelve, as determined by the Board of Directors by resolution passed on March 5, 2015. The names of the proposed nominees for election as directors are set out below. Each director nominee is presently a member of the Board of Directors, and has consented to serve as a director if elected and will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the Meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while there are benefits to adding new perspectives to the Board of Directors from time to time, which the Company believes can happen naturally without mechanisms such as term limits, there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board as the management of the Company believes is illustrated in the following chart which shows the strong performance of the Company for more than the past decade.

        Due in part to the Company's practice of conducting annual evaluations of the Board of Directors, the committees of the Board ("Committees") and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Board of Directors Governance Matters" and "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually and the Company will use a rigorous identification and selection process for any new director nominees, and consider a variety of factors, including diversity and the desired skills, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company and its Board of Directors and Committees.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. This policy was updated by the Board of Directors on February 11, 2015. Under the updated policy, the Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its duties to the Company. A resignation shall be effective immediately upon acceptance by the Board. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares and Restricted Share Units ("RSUs") under the Company's Restricted Share Unit Plan (the "RSU Plan") (as described below), as at March 13, 2017. The common share ownership amounts set out below do not include common shares underlying unvested RSUs.

 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Dr. Leanne M. Baker	Age: 64	Independent

Sebastopol, California	2016 Voting Results: 97.15%	Director since 2003

Dr. Baker is a consultant to, and board member in, the metals and mining industry since 2002 and she was the President and Chief Executive Officer of Sutter Gold Mining Inc. from November 2011 — June 2013. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics).

Value of At-Risk Investment(1) $695, 145	Board/Committee Memberships	Attendance at Meetings during 2016

9,851 Common Shares 7,001 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee (Chair)	7/7 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Mineral Economics	Sutter Gold Mining Inc.	—

	Reunion Gold Corporation	Audit Committee Compensation and Corporate Governance Committee

	McEwen Mining Inc.	Audit Committee Nominating and Corporate Governance Committee

Sean Boyd, CPA, CA	Age: 58

King City, Ontario	2016 Voting Results: 99.76%	Director since 1998

Mr. Boyd is the Vice-Chairman and Chief Executive Officer and a director of the Company. Mr. Boyd has been with the Company since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in April, 2015, he served as Vice-Chairman, President and Chief Executive Officer since February 2012; Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining the Company in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $13,041,647	Board/Committee Memberships	Attendance at Meetings during 2016

116,364 Common Shares (having an At-Risk Investment value of $4,796,922) 200,001 RSUs (having an At-Risk Investment value of $8,244,725) 100,000 PSUs Meets CEO shareholding requirements	Board of Directors	7/7 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Finance	—	—

Martine A. Celej	Age: 51	Independent

Toronto, Ontario	2016 Voting Results: 99.31%	Director since 2011

Ms. Celej is a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $731,839	Board/Committee Memberships	Attendance at Meetings during 2016

6,753 Common Shares 11,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee	7/7 (100%) 7/7 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	—	—

Robert J. Gemmell	Age: 60	Independent

Toronto, Ontario	2016 Voting Results: 99.32%	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $648,568	Board/Committee Memberships	Attendance at Meetings during 2016

4,733 Common Shares 11,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee (Chair)	7/7 (100%) 7/7 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Business Strategy	Newalta Corporation	Audit Committee and Compensation Committee

Mel Leiderman, FCPA, FCA, TEP, ICD.D	Age: 64	Independent

Toronto, Ontario	2016 Voting Results: 98.92%	Director since 2003

Mr. Leiderman is the senior partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $646,795	Board/Committee Memberships	Attendance at Meetings during 2016

8,690 Common Shares 7,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	7/7 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Morguard North American Residential REIT	Audit Committee

Deborah McCombe, P. Geo. Age: 64		Independent

Toronto, Ontario	2016 Voting Results: 99.87%	Director since 2014

Ms. McCombe, P. Geo., is the President and CEO of Roscoe Postle Associates Inc. ("RPA"). She has over 30 years' international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards — (Canadian Institute of Mining, Metallurgy and Petroleum ("CIM")), President of the Association of Professional Geoscientists of Ontario (2010 — 2011); a Director of the Prospectors and Developers Association of Canada (1999 — 2011); a CIM Distinguished Lecturer on NI 43-101; a member of the CIM Standing Committee on Reserve Definitions; and is a member of the Canadian Securities Administrators Mining Technical Advisory and Monitoring Committee and is a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe holds a degree from the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $548,642	Board/Committee Memberships	Attendance at Meetings during 2016

2,309 Common Shares 11,000 RSUs Has until February 12, 2019 (five years from joining the Board of Directors) to meet Director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development (Chair)	7/7 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Mining	—	—

James D. Nasso, ICD.D	Age: 83	Independent

Toronto, Ontario	2016 Voting Results: 97.90%	Director since 1986

Mr. Nasso is now retired and is a graduate of St. Francis Xavier University (B.Comm.).

Value of At-Risk Investment(1) $1,287,943	Board/Committee Memberships	Attendance at Meetings during 2016

9,243 Common Shares 22,000 RSUs Meets Director shareholding requirements	Chairman of the Board of Directors Corporate Governance Committee Health, Safety, Environment and Sustainable Development Committee	7/7 (100%) 4/4 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

Dr. Sean Riley	Age: 63	Independent

Antigonish, Nova Scotia	2016 Voting Results: 99.86%	Director since 2011

Dr. Riley, now retired, served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations).

Value of At-Risk Investment(1) $665,923	Board/Committee Memberships	Attendance at Meetings during 2016

5,154 Common Shares 11,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	7/7 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

J. Merfyn Roberts, CA	Age: 66	Independent

London, England	2016 Voting Results: 99.23%	Director since 2008

Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $947,067	Board/Committee Memberships	Attendance at Meetings during 2016

12,974 Common Shares 10,000 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee Compensation Committee	7/7 (100%) 4/4 (100%) 7/7 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	Newport Exploration Limited	Audit Committee

	Rugby Mining Inc.	Audit Committee

Jamie C. Sokalsky, CPA, CA	Age: 59	Independent

Toronto, Ontario	2016 Voting Results: 99.77%	Director since June 2015

Mr. Sokalsky, now retired, served as the Chief Executive Officer and President of Barrick Gold Corporation from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick Gold from 1999 to June 2012, and its Executive Vice President from April 2004 to June 2012. He has over 20 years of experience as a senior executive in the mining industry (in various positions of increasing responsibility at Barrick Gold), including finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served for 10 years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky is the Chairman of the Board of Probe Metals Inc. and a director of Pengrowth Energy Corporation and Royal Gold Inc. Mr. Sokalsky received his CA designation in 1982 and his B. Comm is from Lakehead University.

Value of At-Risk Investment(1) $824,468	Board/Committee Memberships	Attendance at Meetings during 2016

9,000 Common Shares 11,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	7/7 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management, Finance and Accounting	Probe Metals Inc.	Compensation Committee (Chair) Nominating and Corporate Governance Committee (Chair)

	Pengrowth Energy Corporation	Audit Committee Reserves, Health, Safety & Environment Committee

	Royal Gold Inc.	Audit Committee

Howard R. Stockford, P. Eng. Age: 75		Independent

Toronto, Ontario	2016 Voting Results: 99.20%	Director since 2005

Mr. Stockford is a retired mining executive with over 50 years of experience in the industry. Most recently, he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the CIM and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology).

Value of At-Risk Investment(1) $770,713	Board/Committee Memberships	Attendance at Meetings during 2016

9,696 Common Shares 9,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee Health, Safety, Environment and Sustainable Development Committee	6/7 (86%) 7/7 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Mining	—	—

Pertti Voutilainen, M.Sc., M. Eng.	Age: 76	Independent

Espoo, Finland	2016 Voting Results: 97.80%	Director since 2005

Mr. Voutilainen is a retired mining industry veteran. Until 2005, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.).

Value of At-Risk Investment(1) $724,955	Board/Committee Memberships	Attendance at Meetings during 2016

12,586 Common Shares 5,000 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee (Chair)	7/7 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining and Finance	—	—

(1)
Indicates the total market value of common shares and RSUs held by a director (other than Dr. Baker) based on the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") of C$55.46 on March 13, 2017. On March 13, 2017, the noon buying rate was C$1.00 equals US$0.7433. The total market value of Dr. Baker's at-risk investment is in United States dollars and based on the closing price of the Company's common shares on the New York Stock Exchange (the "NYSE") of $41.25 on March 13, 2017.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2016 is indicated in the biography of each individual director. The overall meeting attendance in 2016 is set out below.

2016 Board and Committee Meetings

(1)
Board of Directors: 12 members for 7 meetings (99% attendance)

(2)
Audit Committee: 4 members for 5 meetings (100% attendance)

(3)
Compensation Committee: 4 members for 7 meetings (100% attendance)

(4)
Corporate Governance Committee: 3 members for 4 meetings (100% attendance)

(5)
Health, Safety, Environment and Sustainable Development Committee: 3 members for 4 meetings (100% attendance)

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, does not receive any remuneration for his services as director of the Company.

        The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2016. Directors do not receive meeting attendance or travel fees. The value of annual retainers is specified in US$ but, for all Directors other than Dr. Baker and Messrs. Roberts and Voutilainen (who are all paid in US$), the annual retainer fees are converted and paid in the equivalent Canadian dollar amount (see "Director Compensation Table — 2016" on page 14 of this Circular).

Compensation during the year ending December 31, 2016
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Chair of the Board of Directors	$125,000
Additional Annual retainer for Chair of the Audit Committee	$25,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000

        Director compensation was amended in 2011 to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting options ("Options") to purchase common shares of the Company pursuant to the Company's stock option plan (as described below) to non-executive directors and replacing such Option grants with grants of RSUs. As the value of RSUs tracks the value of the Company's common shares, the equity value of director compensation now corresponds directly with share price movements, thereby more closely aligning director and shareholder interests.

        In January of each year since 2012, each non-executive director was entitled to receive an annual grant of 3,000 RSUs; increased to 4,000 RSUs effective January, 2016 (the Chairman of the Board of Directors was entitled to receive 6,000 RSUs; increased to 8,000 RSUs effective January, 2016). However, if a director meets the minimum common share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs.

Director Shareholding Guidelines

        To more closely align the interests of directors with those of shareholders, directors (other than Mr. Boyd, who is subject to the Chief Executive Officer ("CEO") shareholding requirements set out under "Share Ownership" on page 32 of this Circular) are required to own a minimum number of common shares of the Company and/or RSUs. On October 26, 2016, the Board amended the Minimum Shareholding Requirement Policy for the Board of Directors, to increase the minimum holding amounts from 10,000 to 15,000 common shares of the Company and/or RSUs for non-executive directors (20,000 for the Chairman of the Board). In connection with such amendment, Directors have a period of the later of: (i) three years from the date of adoption of the amended policy (that is, a compliance date of October 26, 2019) or (ii) for new Directors, five years from the date of joining the Board of Directors, to achieve this ownership level through open market purchases of common shares or grants of RSUs.

        As of March 13, 2017, all of the directors have satisfied the minimum common share ownership requirement, other than Ms. McCombe, who has until October 26, 2019 (being three years from the adoption of the amended policy), to satisfy the minimum common share ownership requirement.

        The following table sets out the number and the value of common shares and RSUs held by each director of the Company.

Director Shareholdings Table

	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 13, 2017
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leanne M. Baker	9,851	406,354	7,001	288,791	Meets Guideline
Sean Boyd	116,364	4,796,922	200,001	8,244,725	Meets CEO Guideline(2)
Martine A. Celej	6,753	278,382	11,000	453,458	Meets Guideline
Robert J. Gemmell	4,733	195,110	11,000	453,458	Meets Guideline
Mel Leiderman	8,690	358,232	7,000	288,564	Meets Guideline
Deborah McCombe(3)	2,309	95,185	11,000	453,458	October 26, 2019
James D. Nasso	9,243	381,028	22,000	906,915	Meets Guideline
Sean Riley	5,154	212,465	11,000	453,458	Meets Guideline
John Merfyn Roberts	12,974	534,833	10,000	412,234	Meets Guideline
Jamie C. Sokalsky	9,000	371,011	11,000	453,458	Meets Guideline
Howard R. Stockford	9,696	399,702	9,000	371,011	Meets Guideline
Pertti Voutilainen	12,586	518,838	5,000	206,117	Meets Guideline

(1)
Indicates the total market value of common shares and RSUs held by a director (other than Dr. Baker) based on the closing price of the Company's common shares on the TSX of C$55.46 on March 13, 2017. On March 13, 2017 the noon buying rate was C$1.00 equals US$0.7433. The total market value of Dr. Baker's common shares and RSUs is in United States dollars and based on a closing price of the Company's common shares on the NYSE of $41.25 on March 13, 2017.

(2)
Mr. Boyd is subject to the CEO shareholding requirements set out under "Share Ownership" on page 32 of this Circular.

(3)
The Minimum Shareholding Requirement Policy, adopted on October 26, 2016, provides a three year period for Directors to comply.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, for the Company's most recently completed financial year.

Director Compensation Table — 2016

Name	Fees Earned(1)	Share-Based Awards(2)	Option-Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	123,597	71,920	n/a	53,394	n/a	n/a	248,911
Martine A. Celej	98,878	128,768	n/a	nil	n/a	n/a	227,646
Robert Gemmell	123,597	128,768	n/a	nil	n/a	n/a	252,365
Mel Leiderman	98,878	72,053	n/a	56,716	n/a	n/a	227,647
Deborah McCombe	113,709	128,768	n/a	nil	n/a	n/a	242,477
James D. Nasso	222,475	257,538	n/a	nil	n/a	n/a	480,013
Sean Riley	98,878	128,768	n/a	nil	n/a	n/a	227,646
John Merfyn Roberts	98,878	100,411	n/a	26,697	n/a	n/a	225,986
Jamie C. Sokalsky	98,878	128,768	n/a	nil	n/a	n/a	227,646
Howard R. Stockford	98,878	72,053	n/a	56,716	n/a	n/a	227,647
Pertti Voutilainen	113,709	72,053	n/a	53,394	n/a	n/a	239,156

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars, except for the compensation for Dr. Baker and Messrs. Roberts and Voutilainen which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars for 2016 is the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(2)
The valuation of the grants of RSUs was calculated based on the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5 day trading period immediately prior to the grant date. For each director, other than Dr. Baker, RSUs were granted on January 4, 2016 with a valuation of C$37.57 per RSU and on May 5, 2016 with a valuation of C$57.89 (for Dr. Baker, the values were $26.94 on January 4, 2016 and $44.98 on May 5, 2016). The rate of exchange used to convert Canadian to U.S. dollars was the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(3)
Option-based awards are no longer granted to non-executive directors.

(4)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. Dr. Baker and Messrs. Roberts and Voutilainen were paid in U.S. dollars (based on the closing price of the Company's common shares on the NYSE on such date ($27.87)). Messrs. Leiderman and Stockford were paid in Canadian dollars (based on the closing price of the Company's common shares on the TSX on such date (C$37.57)) which amounts have been converted to U.S. dollars using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2016

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Leanne M. Baker	nil	42,521	53,394
Martine A. Celej	nil	128,664	nil
Robert Gemmell	nil	128,664	nil
Mel Leiderman	nil	42,888	56,716
Deborah McCombe(4)	nil	nil	nil
James D. Nasso	nil	42,888	nil
Sean Riley	nil	128,664	nil
John Merfyn Roberts	nil	128,664	26,697
Jamie Sokalsky(5)	nil	nil	nil
Howard R. Stockford	nil	42,888	56,716
Pertti Voutilainen	nil	128,664	53,394

(1)
No directors had outstanding Options as at December 31, 2016.

(2)
The figures shown represent the awarded RSUs which vested in 2016; the value is the number of RSUs which vested multiplied by the closing price of our common shares on the NYSE ($43.40) on the date of vesting.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. Dr. Baker and Messrs. Roberts and Voutilainen were paid in U.S. dollars (based on the closing price of the Company's common shares on the NYSE on such date ($27.87)). Messrs. Leiderman and Stockford were paid in Canadian dollars (based on the closing price of the Company's common shares on the TSX on such date (C$37.57)) which amounts have been converted to U.S. dollars using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(4)
Ms. McCombe joined the Board of Directors on February 12, 2014 and did not hold any RSUs which vested in 2016.

(5)
Mr. Sokalsky joined the Board of Directors on June 2, 2015 and did not hold any RSUs which vested in 2016.

        The following table sets out the outstanding Option awards and RSUs of the directors of the Company, other than Mr. Boyd, as at December 31, 2016.

Outstanding Incentive Plan Awards Table — 2016

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(1)
	(#)	($)		($)	(#)	($)
Leanne M. Baker(2)	nil	nil	nil	nil	3,000	126,000
Martine A. Celej	nil	nil	nil	nil	7,000	294,308
Robert Gemmell	nil	nil	nil	nil	7,000	294,308
Mel Leiderman	nil	nil	nil	nil	3,000	126,132
Deborah McCombe	nil	nil	nil	nil	10,000	420,440
James D. Nasso	nil	nil	nil	nil	14,000	588,615
Sean Riley	nil	nil	nil	nil	7,000	294,308
John Merfyn Roberts	nil	nil	nil	nil	6,000	252,264
Jamie Sokalsky	nil	nil	nil	nil	7,000	294,308
Howard R. Stockford	nil	nil	nil	nil	5,000	210,220
Pertti Voutilainen	nil	nil	nil	nil	4,000	168,176

(1)
For all Directors other than Dr. Baker, the values are based on a closing price of the Company's common shares on the TSX of C$56.45 on December 31, 2016. On December 31, 2016 the noon buying rate was C$1.00 equals US$0.7448.

(2)
The value of Dr. Baker's awards was based on a closing price of the Company's common shares on the NYSE of US$42.00 on December 31, 2016.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Committee meetings held in 2016.

Director Attendance — 2016

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	7 of 7	5 of 5
Sean Boyd	7 of 7	n/a
Martine A. Celej	7 of 7	7 of 7
Robert Gemmell	7 of 7	7 of 7
Mel Leiderman	7 of 7	5 of 5
Deborah McCombe	7 of 7	4 of 4
James D. Nasso	7 of 7	8 of 8
John Merfyn Roberts	7 of 7	11 of 11
Sean Riley	7 of 7	5 of 5
Jamie Sokalsky	7 of 7	5 of 5
Howard R. Stockford	6 of 7	11 of 11
Pertti Voutilainen	7 of 7	4 of 4

Cease Trade Orders and Bankruptcies

        To the Company's knowledge, as at March 13, 2017 or within the last ten years, no proposed director of the Company is or has been:

  (a)
  a director, chief executive officer or chief financial officer of any company (including the Company):

  (i)
  subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

  (ii)
  subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

  (b)
  a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

    Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2011 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On April 30, 2014, Colossus announced that it had completed the implementation of the previously announced court-approved proposal and plan of reorganization filed under the Bankruptcy and Insolvency Act (Canada).

        In addition, to the Company's knowledge, as at March 13, 2017 or within the last ten years, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Board of Directors Governance Matters

Diversity

        The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board considers diversity to include different genders, ages, cultural backgrounds, race/ethnicity, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. Pursuant to the Policy, "diversity" includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees.

Ultimately, Board appointments are based on merit against objective criteria and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Diversity Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Diversity Policy's effectiveness and the Company's progress is fostering diversity at the board level.

        The Board does not set any fixed percentages for any specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the composition of a high functioning Board. The proportion of women on the Board is currently 27% (3 of 11) of the non-executive directors, the proportion of non-resident Canadians is currently 27% (3 of 11) of the non-executive directors, the proportion of women on the entire Board of Directors is currently 25% (3 of 12) of all directors and the proportion of women committee chairs is currently 50% (2 of 4). The Board believes that the diversity represented by the directors seeking election at the Meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.

Annual Director Assessments/Resignation Policy

        Each of the directors participates in a detailed annual assessment of the Board and Committees. The assessment addresses performance of the Board, each Committee and individual directors, including through a peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

        The Board does not currently have a director term limit policy or similar mechanisms in place for forcing the renewal or replacement of its directors. Rather, it has determined that the best means of ensuring director effectiveness is through rigorous annual performance evaluations. In conjunction with the annual performance evaluations, the Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the best interests of the Company. As discussed in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors", the Board has adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.

Director Education

        The Board believes in the importance of ongoing director education to enable directors to remain current with developments in the mining industry generally, with issues and challenges faced by the Company in particular and with evolving governances norms and practices.

        In 2016, the following director education activities took place:

Date(s)	Activities	Attendance

February 10, April 28, July 27 and October 26	Comprehensive updates by senior management at the quarterly Board and Committee meetings	All Directors

July 25 and 26	Visit to Nunavut to tour the Meadowbank Mine and Meliadine and Amaruq projects — tour of the various facilities, meetings with local community leaders and meetings with, and presentations by, mine and project personnel	All Directors

October 26	Presentation on seismicity issues related to mining at deep levels	All Directors

December 14	Full day presentations on strategic matters, status of projects, technical matters, innovation initiatives and leadership development programs	All Directors

Women in Leadership

        The Board and management view diversity and inclusion as essential to the growth and success of the Company. In support of this view, we have included a clear statement on the value of diversity in our sustainable development policy.

        Creating an inclusive environment where the diversity of perspectives, experiences, cultures, genders, age and skills of employees can be leveraged at every level is critical and the Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to the ongoing changes in the global market and the gold mining industry. With this in mind, management has identified increasing the number of women in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of women in leadership positions, rather than the attainment of quotas.

        We continue to partner with the Mining Industry Human Resources Council on a Gender Equity in Mining (GEM) Project that will identify and work to mitigate the systemic barriers to the participation and advancement of women in the mining industry in Canada. This project continues to be piloted in our Northern Operations, with a particular focus on eliminating systematic barriers that impact Inuit women at our sites in Nunavut. In addition, a program is currently being created to focus on increasing awareness in the context of diversity and inclusion in the North, and in building self-awareness and leadership skills to further the development of women.

        The Company does not set any fixed percentages or quotas regarding women in executive officer positions as it does not believe that gender alone should be the overriding factor when selecting the best candidate, rather all factors should be considered when assessing and determining the merits of a potential executive officer. Traditionally, the mining industry has not had a large group of women professionals from which to draw upon. To address this issue, we have continued our efforts to increase the number of women entering our workforce, particularly in our professional technical roles. In 2016, women represented 46% of hires in this category globally as compared to 30% in 2015, 19% in 2014 and 9% in 2013. This category of professionals is critical to building a pool of internal candidates for future management positions. As we plan for the future, we have and will continue to increase our efforts to include gender diverse candidates in our succession planning and recruitment initiatives. Women currently represent 10% of our executive officers.

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company's auditors. Representatives of Ernst & Young LLP are expected to be present at the Meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Company's auditors in 1983. Fees paid to Ernst & Young LLP for 2016 and 2015 are set out below.

	Year ended December 31, 2016(1)	Year ended December 31, 2015(2)
	($ thousands)	($ thousands)
Audit fees	1,857	1,803
Audit-related fees	90	174
Tax consulting fees	642	241
All other fees	108	167

Total	2,697	2,385

(1)
The values for 2016 were converted to US$ using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(2)
The values for 2015 were converted to US$ using the 2015 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7820.

        Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with corporate financing activities. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the services described above and include fees for the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2016 have been mailed to the Company's shareholders with this Circular.

Advisory Vote on Approach to Executive Compensation

        The Board of Directors believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve the Company's goals and align the interests of management with the interests of the Company's shareholders. A detailed discussion of the

Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 22 of this Circular. In line with recent developments and emerging governance trends in respect of executive compensation, commonly known as "Say on Pay", the Board of Directors has determined to provide shareholders with a "Say on Pay" advisory vote at the Meeting to endorse or not endorse the Company's approach to executive compensation. At the Company's last annual and special meeting of shareholders held on April 29, 2016, 95.34% of shareholders voted in favour of the Company's non-binding resolution on executive compensation (up from the 77.16% at the May 1, 2015 meeting), indicating a strong support for the Company's approach to executive compensation. We believe this increase in support reflects the adoption by the Company in 2016 of performance share units and that the compensation program adopted properly incorporates the concept of reward for performance and the objective of more directly aligning the interests of management with the interests of shareholders. The Company monitors, assesses and, when warranted, will refine this approach in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

        At the Meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix B:

    BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in this Circular.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Letter from the Compensation Committee

March 13, 2017

Dear Fellow Shareholders

        "Pay-for-performance" and "alignment with shareholders" are two philosophies which traditionally have formed the foundation of our executive compensation practices. While our performance in 2016 compared to our peer group remained strong (and has been for many years), we continue to take a measured approach to compensation to reflect not only our absolute and relative performance but the realities of prevailing market conditions.

        This letter describes the performance of the Company in 2016, how the Compensation Committee assesses performance and compensation and what steps the Compensation Committee and Board have taken to more fully align the Company's compensation programs with best market practices and shareholder interests.

2016 Performance

        Company performance in 2016 remained strong. Gold production of 1,662,888 ounces at total cash costs per ounce of $573 and all-in sustaining costs per ounce of $824 meant that we have exceeded our production forecast and beat our cost guidance for the fifth consecutive year. Record safety performance was also achieved, demonstrating that the mines were well managed and met expectations while still maintaining a focus on the safety of our people. Net debt was reduced by $346 million, gold reserves increased by 5%, measured and indicated mineral resources increased by 9% and work on the Meliadine and Amaruq projects advanced to the extent that in early 2017 they were approved for development — a key component to positioning us to achieve our objective of producing 2 million ounces of gold in 2020.

2016 Compensation

        While the Company performed very well in 2016, we remain conscious of the difficulties generally being experienced by shareholders in the gold industry. Accordingly, we have strived to achieve a measured approach in rewarding management performance in such a challenging environment. We think that the total compensation awarded to the Named Executive Officers in 2016 is supported by the performance in a year in which Total Shareholder Return was 57% and the market capitalization of the Company increased by more than $3.7 billion.

2016 Compensation Adjustments

        Several years ago, we began a phased program of replacing the granting of Options with the granting of RSUs to more closely align executive interests with shareholder interests. While the quantum of the Company's compensation had not been an issue, the lack of performance hurdles in long term incentive awards was a source of concern for certain of our shareholders and we have now addressed this. After discussions with certain of our shareholders, and upon review of the preferred policies of certain corporate governance groups, performance share units ("PSUs") were introduced in 2016 to increase the "at risk" element in long term incentive awards as preferred by current governance best practices.

        We believe our approach in setting the performance hurdles and metrics of the PSUs is a good balance between market performance (75% allocation) and achieving internal objectives (25% allocation). 2016 was our first year of granting PSUs and we will monitor and assess the allocation balance and hurdle metrics to ensure that appropriate criteria are being applied.

        We understand that compensation programs are not static and we will continue to review and consider other metrics which could potentially be used as factors when assessing and evaluating performance in the context of compensation adjustments and awards.

Conclusion

        The Board and Compensation Committee believe that the compensation practices of the Company achieve the objectives of "pay-for-performance" and "alignment with shareholders". The Board and management remains committed to delivering superior performance in a challenging environment, for the benefit of you, our owners.

        We trust that you agree with our approach and we look forward to continuing to deliver value to you.

Robert Gemmell (Chair)	Martine Celej	J. Merfyn Roberts	Howard Stockford

Compensation Discussion & Analysis

        A key compensation objective of the Company is that compensation should be aligned with performance. In 2016, the Company, among other things,:

  •
  produced 1,662,288 ounces of gold — the fifth consecutive year in which gold production exceeded the original guidance for the year;

  •
  produced these ounces at total cash costs per ounce of $573 (below original guidance of total cash costs per ounce of $600);

  •
  gold reserves increased by 5% to 19.9 million ounces;

  •
  measured and indicated mineral resources increased by 9%;

  •
  initial inferred mineral resources declared at the Odyssey and Barsele projects;

  •
  work on the Meliadine and Amaruq projects advanced to the extent that in early 2017 they were approved for development (a key component to enable the Company to achieve the objective of producing 2 million ounces of gold in 2020);

  •
  reduced net debt by $346 million; and

  •
  achieved record safety performance.

        The Compensation Committee begins to review corporate and management performance in October of each year and, after several meetings over the succeeding months, finalizes its review and analyses in early December and submits its compensation adjustment recommendations to the Board of Directors in mid-December. The Board of Directors considers the recommendations and, traditionally, compensation adjustments are made as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any bonus payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long term incentive grants (RSUs, PSUs or Options) relating to performance in the current year are awarded early in January of the next calendar year.

Compensation Program Philosophy

        The executives of the Company have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company's philosophy regarding compensation is that it must:

  •
  align the interests of management with the interests of the Company's shareholders;

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business; and

  •
  provide a strong incentive to achieve the Company's goals.

Elements of Compensation

        The compensation paid to the Company's executives has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation that may consist of grants of RSUs, PSUs and Options as well as optional participation in the Incentive Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. In its evaluation of each officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman and Chief Executive Officer, as applicable, for each officer other than the Vice-Chairman and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on the compensation of the Company's officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation.

        In 2016, the Company's Human Resources department conducted an internal market analysis using publicly available information from the Company's peer group and surveys provided by different compensation firms, notably the 2016 Mercer Mining Industry Compensation Survey "Mining Industry Salary Survey — Corporate Report" (the "Mercer Mining Survey"). The information was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments to market and the bonus targets for the Company's officers.

        The Compensation Committee has retained Meridian Compensation Partners ("Meridian") as its independent executive compensation consultant. The engagement began in 2012. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive and director compensation and related governance matters. The nature and scope of services provided by Meridian to the Compensation Committee in 2016 included general advice in connection with compensation governance practices such as share ownership guidelines and director compensation benchmarking trends.

        The Compensation Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the final authority to hire and terminate Meridian as its executive compensation consultant. Meridian has not provided any other services to the Company other than executive and director compensation services. The aggregate fees related to the executive and directors compensation services paid to Meridian for the past two years were:

Executive Compensation-Related Fees

Type of Work	2016(1)	2015(2)
Services related to executive and director compensation	$17,748	$18,182
All other fees	nil	nil
Total	$17,748	$18,182

(1)
The values for 2016 were converted to US$ using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(2)
The values for 2015 were converted to US$ using the 2015 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7820.

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in behavior that is inconsistent with the goals and objectives of the Company.

        During 2015, the Compensation Committee considered the implications of the risks (with specific regard to retention) associated with the Company's compensation policies and practices and looked at the long-term incentive structure for the Company's executives and determined that PSUs should be added as a significant element in the long-term incentive component of executive compensation going forward. Accordingly, the initial grant of PSUs was made to Company executives in January, 2016.

        All directors and executives of the Company are prohibited from short-selling and trading in derivatives of the Company's securities.

        A description of the retirement benefits made available to the Company's executives is set out under "Pension Plan Benefits" beginning on page 42 of this Circular.

Industry Positioning and Competitive Environment

        The Company is continuing to experience changes in production, mineral reserves, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, it is very important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company.

        The Company continues to work strategically to upgrade its physical asset base and its human resources. One of the clear competitive advantages the Company needs to maintain in the gold mining industry is a high quality, experienced executive management team that works together to create value for its shareholders.

        With the volatility in the gold industry, the competition for high quality executive talent remains intense. The Company competes for executive talent primarily with other North American gold mining companies. In response, the Company has strived to, and needs to continue to, create an environment where employees want to work and take on increasing responsibility. Retaining certain key executives of the Company, who may have otherwise been receptive to other employment opportunities, has been particularly important in the context of the Company's execution of it strategic plans.

        To continue its record of success in a very tight and competitive labour market, it is important that the executive management group has the proper incentives to remain focused on achieving corporate objectives. In this regard, the compensation policy aims to target competitive base salaries paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as the Company.

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional markets in which the executive is located. Base salary levels take into account the executives' individual responsibilities, experience, performance and contribution to enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while aligning the interests of management with the interests of the Company's shareholders.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size as the Company. In its internal survey, the Company reviewed the 2016 publicly available information of nine gold mining companies: Barrick Gold Corporation, Centerra Gold Inc., Eldorado Gold Corporation, Goldcorp Inc., IAMGOLD Corporation, Kinross Gold Corporation, New Gold Inc., Newmont Mining Corporation and Yamana Gold Inc. The information reviewed reflected actual compensation paid in 2015.

        The factors for selecting the companies in the internal survey generally included: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the company is listed on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is between approximately one-eighth to two times that of the Company (the Company's market capitalization ranked fourth out of the nine companies in the peer group survey as at December 31, 2016). The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of gold mining industry salaries and an appropriate basis for comparisons to the Company and reflects the companies with which the Company actively competes.

        The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration at 58 Canadian mining companies as at April 1, 2016. Of these 58 companies, only a minority had NYSE listings and only 6 were larger than the Company, as measured by market capitalization.

        The information from the Company's internal survey was used to test and validate the position for the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and

the three other most highly compensated officers of the Company (the "Named Executive Officers") and was adapted to reflect the compensation of the executive officers of the Company, while the information from the external survey was used to verify that the results of the internal survey are consistent with Canadian industry standards.

Annual Incentive Compensation

        Annual incentive compensation for the Company's Named Executive Officers is based on the Company's performance. The evaluation of the Company's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. Target incentive levels are defined as percentages of base salary. These percentages vary by role in the Company and the final result may equal 0% to 250% of the target incentive based on the Named Executive Officer's achievement of his or her individual objectives.

        For 2016, based on the level of achievement of the Company's goals established for the year, the Compensation Committee rated the Company's performance at 98%.

        All of the recommended entitlements are consistent with the short-term incentive policy and, in turn, the Company's compensation policy.

2016 CORPORATE OBJECTIVES AND RESULTS

        The following sections summarize the Company's 2016 performance relative to its key objectives in four major areas. A performance score was calculated for each of the areas to arrive at an overall score for corporate performance that was used in the annual incentive calculations.

        Although 2016 remained challenging because of a volatile gold price, the Company met or exceeded many of its operational and corporate objectives. More importantly, not only did gold production exceed guidance for the fifth consecutive year, the Company did this while achieving record safety performance. This demonstrated that the mines were well managed and met expectations while employees made safety a top priority. In addition, total cash costs per ounce of gold and all-in sustaining costs per ounce were below guidance, net debt was reduced by $346 million, gold reserves increased by 5% (at essentially the same reserve grade), measured and indicated mineral resources increased by 9%, and work on the Meliadine and Amaruq projects advanced to the extent that in early 2017 they were approved for development. As a result, the Company is positioned for steady gold production and costs over the next few years while progressing towards its objective of producing 2 million ounces of gold in 2020.

HEALTH, SAFETY & CORPORATE SUSTAINABILITY PERFORMANCE

        Improve Combined Lost Time Injury Frequency below 1.4 and continue to enhance the Company's safety culture.

        This objective was met.

  •
  The Lost Time Injury Frequency was 1.04, well below the target rate of 1.4.

  •
  This is an improvement over the prior year's injury frequency rate of 1.23 and historically is the Company's best performance. It is the 6th year in a row that we improved our frequency.

  •
  The number of combined accidents (lost time accident and light duty assignment) was 104, slightly more than in 2015 but with approximately 800 more employees. At December 31, 2016, the Company (including operations at the Canadian Malartic mine) had 8,377 employees, reflecting permanent, temporary and contract status.

  •
  40 lost time accidents in 2016 (41 in 2015).

  •
  1,986 lost days in 2016 (2,207 in 2015).

  •
  The Company recorded 15 weeks without any accident (lost time accident or light duty assignment) in 2016 (16 in 2015).

        This record safety performance was achieved while increasing the mining and processing rate at many of the Company's mines. This demonstrated that even with the increased activity level, the Company's employees made it a priority to create a safe working environment for themselves and their coworkers. In late 2016, there was a fatality of a contractor at the Kittila Mine in Finland. This unfortunate event occurred after the performance evaluations and compensation adjustments for 2016 had been calculated and, in some instances, awarded. Accordingly, this will be included as a factor when considering 2017 corporate performance and compensation adjustments. The fatality is included in the 1.04 Lost Time Injury Frequency rate for 2016.

  Performance score was 15 out of 15.

OPERATING/FINANCIAL PERFORMANCE (US$ except where noted)

        Gold production exceeded guidance (guidance was raised twice during 2016) and total cash costs per ounce of gold and all-in sustaining costs per ounce of gold were below guidance due to solid operating performance, strong cost controls initiatives at all mines and a positive impact from foreign exchange rates.

        A performance score for operating/financial performance was 50 out of 50 for 2016.

•
Achievement of the 2016 Business Plan (Guidance)

	2016 Actual		2016 Guidance(1)

Payable production(2)

Gold (ounces)	1,662,888		1,545,000

Minesite costs per tonne(2)

LaRonde mine (C$)	106		114

Lapa mine (C$)	121		123

Goldex mine (C$)	33		35

Meadowbank mine (C$)	74		77

Canadian Malartic mine (C$)	25	(3)	23	(3)

Kittila mine (Euros)	77		75

Pinos Altos mine	49		54

Creston Mascota deposit at Pinos Altos	13		15

La India mine	9		9

Total cash costs per ounce of gold produced on a by-product basis(2):

LaRonde mine	501		592

Lapa mine	732		640

Goldex mine	532		601

Meadowbank mine	715		750

Canadian Malartic mine	606		593

Kittila mine	699		646

Pinos Altos mine	356		443

Creston Mascota deposit at Pinos Altos	516		604

La India mine	395		470

 (1)    From the Company's February 10, 2016 press release.

 (2)    As defined in the Company's 2016 Annual Report.

 (3)    Includes the 5% NSR.

  Performance score 25 out of 25.

  •
  Achieve Capital Expenditures Budget for all Projects

        Capital expenditures amounted to $535.3 million in 2016, compared with an approved budget of $491.0 million, reconciled as follows:

Budgeted 2016 Capital Expenditures	$491.0 million

Northern Business — Sustaining Capital Expenditures	$16.7 million

Northern Business — Growth Capital Expenditures	$28.7 million

Southern Business — Sustaining Capital Expenditures	$(2.3) million

Southern Business — Growth Capital Expenditures	$1.2 million

Actual 2016 Capital Expenditures	$535.3 million

        The increase from guidance was primarily due to additional spending at Meliadine, including the purchase of long lead time equipment and material for the Meliadine project to prepare for the upcoming barge season. The additional spending and work at the Meliadine site in 2016 has positioned the project for an expected start date of 2019, one year ahead of the previous schedule.

  Performance score 10 out of 10.

•
Financial Risk Management

        In 2016, the Company's balance sheet was significantly improved as net debt was reduced by $346 million and the Company's investment grade credit rating was maintained. On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of flow-through common shares at a price of C$66.69 per common share. On June 30, 2016, the Company closed a $350 million private placement of guaranteed senior unsecured notes (the "2016 Notes"), which, on issuance, had a weighted average maturity of 9.4 years and a weighted average yield of 4.77%. Proceeds from the 2016 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility and for general corporate purposes. This had the effect of terming out some of the Company's debt repayment obligations, at historically low rates, effectively improving the liquidity in advance of an important production growth phase.

  Performance score 5 out of 5.

•
Return on Equity

        The Company's 2016 return on equity (net income for the period divided by total equity as at the period end date) was 3.5%, compared with an anticipated return on equity of (2.4)% due primarily to a 13.5% increase in budgeted realized gold price, a 7.6% increase in budgeted payable gold production, lower than budgeted unit costs to produce an ounce of gold and a $120.2 million impairment reversal.

  Performance score 10 out of 10.

GOLD RESERVE GROWTH

        Focus on developing and expanding our mineral inventory base at our existing mines and at our advanced exploration projects (Amaruq, El Barqueno, Odyssey, Barsele, Sisar). Maintain a reserve and resource base of approximately 50 million ounces of gold (with an allocation of between approximately 20 million ounces of reserve and 30 million ounces of measured and indicated mineral resources).

        The Company has one of the highest reserve grades among its North American peers, with 2016 year-end proven and probable mineral reserves of approximately 19.9 million ounces of gold (268.4 million tonnes of ore grading 2.31 grams per tonne ("g/t") of gold).

        The exploration group continued to deliver significant value with a 5% increase in reserves and 9% increase in measured and indicated mineral resources.

Highlights:

  •
  a 5% increase in proven and probable mineral reserves in 2016, despite producing more than 1.6 million ounces of gold;

  •
  a 9% increase in measured and indicated mineral resources in 2016; and

  •
  a maiden inferred mineral resource at Odyssey (Canadian Malartic — 50% owned) of 0.71 million ounces (10.3 million tonnes grading 2.15 g/t gold) and Barsele (Sweden — 55% owned) of 0.7 million ounces (11.9 million tonnes grading 1.7 g/t gold).

  •
  discovered a second deposit at Amaruq (the V Zone) which is expected to provide open pit ore.

  Performance score 15 out of 15.

CORPORATE DEVELOPMENT

•
Complete or position the Company to complete a medium to large accretive acquisition; identify and evaluate early to mid-staged candidates for inclusion in the project pipeline.

        Overall, the Company was successful in attaining important objectives that were set for 2016. The primary focus was on positioning the Company for the evaluation and potential acquisition of early to mid-staged projects. In addition, it managed key investments in several promising junior mining companies.

        There was continued improvement in the number and quality of detailed evaluations completed in the year, with 63% more projects reviewed in 2016 compared to 2015. Several key land acquisitions close to the Company's current mines were also successfully completed in 2016.

  Performance score of 18 out of 20.

        A summary of the calculation of the corporate performance score is outlined in the table below.

Key Performance Measures	Weighting	2016 Score	2015 Score	Comments

Safety	15	15	15	Record performance

Operating/Financial Performance	50	50	46	Operations exceeded guidance/Strong balance sheet

Gold Reserve/Resource Growth	15	15	15	Increased reserves

Corporate Development	20	18	17	Increase in evaluation and opportunity assessments

Total Score Corporate Performance	100	98	93	Strong Performance

2016 Individual Performance Measures for Named Executive Officers

Sean Boyd — Vice-Chairman and Chief Executive Officer

        In 2016, Mr. Boyd's responsibilities and objectives included setting the Company's strategic direction while ensuring that the proper human and financial resources were in place to support and give effect to the direction set; achieving operating targets for production, costs and major project completion; developing and executing on corporate goals and objectives; oversight of acquisition/divestiture initiatives and representing the Company before stakeholders.

        Mr. Boyd's accomplishments in 2016 included:

  •
  annual gold production of 1,662,888 ounces exceeded guidance (guidance increased twice during the year);

  •
  achieved record safety performance (Lost Time Injury Frequency of 1.04, below target rate of 1.4);

  •
  gold reserves increased 5% and measured and indicated mineral resources increased 9%;

  •
  total cash costs per ounce of $573 and all-in sustaining costs per ounce of $824 were below guidance;

  •
  Meliadine and Amaruq projects advanced to the extent that in early 2017 they were approved for development;

  •
  recognized by the Harvard Business Review in a November 2016 article which identified the best-performing CEOs in the world (ranked 55th out of 895 candidates); and

  •
  received the IR Magazine award for 2016 as the best CEO in the large market capitalization category.

David Smith — Senior Vice-President, Finance and Chief Financial Officer

        In 2016, Mr. Smith's objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions and representing the Company before stakeholders.

        Mr. Smith's accomplishments in 2016 included:

  •
  net debt reduced by $346 million;

  •
  issued $350 million in notes (with 7, 10 and 12 year tranches) at historically low interest rates;

  •
  implemented efficiency and structural improvements in the budgeting process;

  •
  issued C$25 million ($18.7 million) of flow through shares at a 40% premium to the share price at the time of issuance;

  •
  led strong, effective investor relations program;

  •
  no issues pertaining to the financial statements; and

  •
  received the IR Magazine award for 2016 as the best CFO in the large market capitalization category.

Ammar Al-Joundi, President

        In 2016, Mr. Al-Joundi's objectives included supporting the Chief Executive Officer and senior executives in designing and executing strategy, facilitating co-ordination and communication between the various business units to promote the effective execution of strategy and representing the Company before stakeholders.

        Mr. Al-Joundi's accomplishments in 2016 included:

  •
  facilitating overall co-ordination and communication between various business groups to move high level strategic priorities forward;

  •
  working with the business strategy group to develop a practical, efficient and implementable capital allocation program;

  •
  supporting the Chief Financial Officer and finance group with respect to capital markets matters and financing alternatives; and

  •
  working with the advanced projects team to enhance project economics and ensure quality execution.

Timothy Haldane — Senior Vice-President, Operations — U.S.A. and Latin America

        In 2016, Mr. Haldane's objectives included overseeing the effective operation of the Southern Business Unit and executing the business plan, establishing a cost reduction strategy and continuous improvement process, pursuing life-of-mine and budgeting process improvements and ensuring operation and optimization of each operation division.

        Mr. Haldane's accomplishments in 2016 included:

  •
  Southern Business Unit mines exceeded gold production guidance, at total cash costs per ounce below guidance;

  •
  record silver production in Mexico;

  •
  excellent safety performance (including zero lost time accidents at La India);

  •
  implemented successful cost reduction programs; and

  •
  advanced the planning for potential development of additional mineral resources at Pinos Altos, Creston Mascota and La India.

Yvon Sylvestre — Senior Vice-President, Operations — Canada and Europe

        In 2016, Mr. Sylvestre's objectives included overseeing the effective operation of the Northern Business Unit and executing the business plan, establishing a cost reduction strategy and continuous improvement process, pursuing life-of-mine and budgeting process improvements and ensuring operation and optimization of each operation division.

        Mr. Sylvestre's accomplishments in 2016 included:

  •
  Northern Business Unit mines exceeded gold production guidance at total cash costs per ounce below guidance;

  •
  Meliadine and Amaruq projects advanced to the extent that in early 2017 they were approved for development;

  •
  optimization of LaRonde, Goldex, Canadian Malartic and Kittila mines continued; and

  •
  Lapa production extended into 2017.

Executive Incentive Compensation Recoupment Policy

        The Company has adopted a recoupment policy (the "Recoupment Policy") to assist in the management of compensation related risk. Under the Recoupment Policy, the CEO and each executive that reports directly to the CEO (which includes the Chief Financial Officer, each an "Executive"), is subject to having their annual incentive compensation clawed back in circumstances where the financial statements of the Company are restated and the Executive has engaged in gross negligence, intentional misconduct or fraud which caused or contributed to such restatement.

Long-Term Incentive Compensation — RSUs, PSUs and Options

        RSUs, PSUs and, for officers other than the CEO and President, Options provide a link between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long term. Grants of RSUs, PSUs and Options are based on four factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within the Company and ability to create or enhance future value for shareholders;

  •
  the number and value of RSUs and PSUs and the number and exercise price of Options previously issued to the employee; and

  •
  the Company's performance and past practices.

        The purpose of long-term incentive awards are primarily to align management's long term interest with that of shareholders and to retain key management. The Compensation Committee believes direct ownership of shares more fully aligns management and shareholder interests and awards only RSUs and PSUs to the CEO and the President and has began a process of gradually allocating a greater proportion of RSU and PSU awards (compared to Option grants) to other members of senior management, to achieve this objective.

        Long-term incentives for officers and key employees are provided through RSUs, PSUs and Options granted under the RSU Plan, the PSU Plan and the Stock Option Plan, respectively, and which vest as described in the paragraph below.

        Long-term incentives are an integral part of the compensation strategy of the Company. The internal compensation survey, described above, compares the number of RSUs, PSUs and Options issued to the Company's executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs, PSUs and Options issued to the executives of the Company are generally in line with industry averages. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan or PSUs granted per year under the PSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totaling 4,517,648 Options as at

March 13, 2017). Absent other circumstances, the Compensation Committee's policy is to recommend to award: (i) RSUs and PSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the RSUs and the PSUs were granted and; (ii) Options that vest such that a maximum of 25% of the Options granted vest 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the date of the Option grant. Options have a maximum term of five years from the grant date.

        The four factors outlined above provide a broad framework within which the Company evaluates the performance of the individual and assesses the potential value this individual can contribute to the future success of the Company and long-term incentive grants are then awarded on this basis. There is no weighting of factors or specific measures that an individual must achieve, it is a comprehensive evaluation based on the performance, potential contributions and value of the individual to the business of the Company.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and PSUs and the number of Options (if any) to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves: (i) the grant of the RSUs and PSUs as soon as practicable at the beginning of the next calendar year; and (ii) the grant of Options on the first trading day in January, with such grant becoming effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

Share Ownership

        In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, PSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 35 to 41 of this Circular. The Company has also adopted executive common share ownership policies: the CEO is required to have or own at least 125,000 common shares or RSUs of the Company. Mr. Boyd, the current CEO of the Company, meets this share ownership requirement. A new CEO would have five years after being appointed to that position to comply with this provision. The President is required to have or own at least 90,000 common shares or RSUs of the Company, Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company and Vice-Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. The President, Senior Vice-Presidents and Vice-Presidents of the Company have the later of five years from the date of implementation of this policy (that is, a compliance date of October 24, 2017) or five years from the date of appointment, to meet this common share ownership requirement.

        The following list sets out each officer's holdings of common shares and RSUs of the Company as at March 13, 2017:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	316,365
Ammar Al-Joundi, President	117,503
David Smith, Senior Vice-President, Finance and Chief Financial Officer	81,780
Donald G. Allan, Senior Vice-President, Corporate Development	70,782
Alain Blackburn, Senior Vice-President, Exploration	43,000
Louise Grondin, Senior Vice-President, Environment, Sustainable Development and People	62,786
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	71,020
Marc Legault, Senior Vice-President, Operations — USA and Latin America	66,599
Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services	99,354
Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe	42,195

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2011 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2016 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2011 would be worth during the five years following the initial investment.

Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

Note:

(1)
Assumes reinvestment of dividends of $0.80 paid in 2012, $0.88 paid in 2013; $0.32 paid in each of 2014 and 2015; and $0.36 paid in 2016.

        The price of the Company's common shares has outperformed both the S&P/TSX Composite Index and the S&P/TSX Gold Index during the five-year period ended December 31, 2016. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the Chief Executive Officer increased with the increased share price performance in 2012, decreased with the decreased share price performance in 2013, decreased despite the increased share price performance in 2014 and increased with the increased share performance in 2015 and in 2016. A substantial element of Named Executive Officer compensation (an average of approximately 47%) is comprised of long term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see "Long-Term Incentive Compensation — RSUs, PSUs and Options").

Compensation of Officers

        The officers of the Company are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Ammar Al-Joundi, President

  •
  David Smith, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Louise Grondin, Senior Vice-President, Environment, Sustainable Development and People

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Marc Legault, Senior Vice-President, Operations — USA and Latin America

  •
  Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services

  •
  Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe

        The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company measured by total compensation earned during the fiscal year ended December 31, 2016.

Summary Compensation Table(1)

							Non-Equity Incentive Plan Compensation(2)
Name and Principal Position	Year	Salary	Share- Based Awards (ISPP)(3)	Share- Based Awards (RSUs)(4)	Share- Based Awards (PSUs)(5)	Option- Based Awards(6)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(7)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd	2016	1,169,940	—	1,390,719	1,390,719	—	3,793,764	n/a	345,932	19,106	8,110,180
Vice-Chairman and	2015	1,173,000	—	2,182,562	—	—	3,010,700	n/a	344,213	40,078	6,750,552
Chief Executive Officer	2014	1,358,100	—	2,682,700	—	—	2,716,200	n/a	7,451	17,384	6,781,835
David Smith	2016	452,880	21,134	347,680	347,680	435,218	449,106	n/a	135,298	22,300	2,211,296
Senior Vice-President,	2015	437,920	20,332	392,861	—	472,133	381,616	n/a	122,930	30,909	1,858,701
Finance and	2014	470,808	23,540	268,270	—	678,869	416,484	n/a	133,094	19,564	2,010,629
Chief Financial Officer
Ammar Al-Joundi(8)	2016	588,744	28,305	834,431	834,431	—	700,454	n/a	193,380	18,317	3,198,063
President	2015	428,596	21,430	721,982	—	—	531,760	n/a	144,054	16,482	1,864,304
	2014	—	—	—	—	—	—	n/a	—	—	—
Tim Haldane(9)	2016	477,000	23,250	305,958	305,958	371,520	456,000	n/a	139,950	19,200	2,098,836
Senior Vice-President,	2015	465,000	22,500	466,650	—	492,480	390,000	n/a	177,498	31,350	2,045,478
Operations — U.S.A and Latin America	2014	450,000	22,500	263,100	—	613,000	430,000	n/a	153,133	20,400	1,952,133
Yvon Sylvestre(10)	2016	369,852	17,549	305,958	305,958	391,696	380,419	n/a	112,541	16,036	1,900,009
Senior Vice-President,	2015	363,630	16,930	371,036	—	453,247	355,028	n/a	107,799	27,084	1,694,754
Operations — Canada and Europe	2014	392,038	19,602	268,270	—	590,321	402,903	n/a	119,241	18,289	1,810,664

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation for Mr. Haldane which is paid and reported in U.S. dollars. The values for 2016 were converted to US$ using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548. The values for 2015 were converted to US$ using the 2015 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7820. The values for 2014 were converted to US$ using the 2014 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.9054. The Company reports its financial statements in United States dollars.

(2)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(3)
This represents the Company's contribution to common shares purchased by the Named Executive Officers pursuant to the Incentive Share Purchase Plan.

(4)
These amounts represent the fair value of the RSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of RSUs granted by $C36.85 (2015 — $C27.91; 2014 — $C29.63) being the "Market Price" of the Company's common shares as provided for in the RSU Plan. Management uses "Market Price" calculations to assess the estimated value of RSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See Note 18(c) to the Notes to the Consolidated Financial Statements of the Company, found in the AIF).

(5)
2016 is the first year that PSUs were granted. These amounts represent the fair value of the PSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of PSUs granted by $C36.85 being the "Market Price" of the Company's common shares as provided for in the PSU Plan. Management uses "Market Price" calculations to assess the estimated value of PSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See Note 18(d) to the Notes to the Consolidated Financial Statements of the Company, found in the AIF).

(6)
The value of Option-based awards, being a weighted average of C$9.61 per Option (2015 — C$8.05; 2014 — C$6.52), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. All Options were granted at an exercise price of C$36.37 (2015 — C$28.92; 2014 — C$28.03), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 0.89% (2015 — 1.51%; 2014 — 1.53%)(ii) current time to expiration of the Option which was assumed to be a weighted average of 2.5 years (2015 — 2.7 years; 2014 — 2.6 years); (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 45.0% (2015 — 45.0%; 2014 — 42.5%); and (iv) the dividend yield for the common shares of the Company, which was 1.33% (2015 — 1.70%; 2014 — 3.83%).

(7)
Consists of premiums paid for term life and health insurance, automobile allowances, education and fitness benefits, extended health coverage and computer-related allowances.

(8)
Mr. Ammar Al-Joundi became President on April 6, 2015.

(9)
Mr. Haldane became Senior Vice-President, Operations — U.S.A. and Latin America on February 15, 2014; prior to that, he was Senior Vice President, Latin America from January 1, 2009 to February 15, 2014; prior to that he was Vice-President, Latin America. Mr. Haldane was paid in US$. Mr. Haldane retired on February 8, 2017.

(10)
Mr. Sylvestre became Senior Vice-President, Operations — Canada and Europe on February 15, 2014; prior to that, he was Senior Vice-President, Operations from February 15, 2012 to February 15, 2014, prior to that he was Vice-President, Construction.

        In 2016, the Named Executive Officers received, in aggregate, cash and non-cash compensation of $14,143,319 or 3.04% of the cash provided by operating activities of the Company during the year (as compared to $14,652,988, or 3.04%, in 2015).

RSU Plan

        The RSU Plan was established by the Company to assist in the retention of the Company's employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the CEO (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the RSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSUs vest on the vesting dates specified in the RSU Plan. RSUs vest on (a) December 31 (or the last business day) of the third calendar year following the year in respect of which the RSUs were granted (for (i) all RSUs granted to directors and officers, (ii) RSUs granted after January 1, 2014 to employees who commenced service with the Company before January 1, 2012, and (iii) all RSUs granted to employees who commenced service with the Company after January 1, 2012), or (b) December 31 (or the last business day) of the second calendar year following the year in respect of which certain RSUs were granted (for RSUs granted before January 1, 2014 to employees who commenced service with the Company prior to January 1, 2012). RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the CEO in his sole discretion (for employees). The value of dividends declared after March 31, 2013 on non-vested RSUs are paid to the participant as a lump-sum bonus amount upon the vesting of the RSUs. For the quarter ended March 31, 2013, dividends declared on non-vested RSUs were used to allocate additional RSUs to the participant with the same vesting and expiry dates as the RSUs in respect of which the additional RSUs were allocated. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant's vested RSU account and may be sold at the request of the participant.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's RSUs vest immediately. If a participant's employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant's employment is terminated without cause, or if the participant retires, dies while in the service of the Company or becomes disabled and is terminated by the Company due to such disability, or if the participant is a director who resigns from the Board of Directors, the participant's non-vested RSUs vest immediately. If a participant (who is not a director) resigns from the service of the Company, the participant immediately forfeits all rights in respect of any non-vested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the CEO (for employees).

        In the event of a change of control of the Company, the RSU Plan requires the acquiring or surviving entity to assume all outstanding RSUs or substitute similar share units for the outstanding RSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the RSU Plan will terminate and all outstanding RSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.

PSU Plan

        The PSU Plan was established by the Company to assist in the retention of the Company's senior officers by providing non-dilutive common shares to reward the performance of senior officers and align the performance of senior officers with the Company's shareholders. Grants of PSUs are determined by the Compensation Committee. Where the grant of PSUs is given as a dollar value, the number of PSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the PSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). The value of dividends declared on non-vested PSUs are paid to the participant as a lump-sum bonus amount upon the vesting of the PSUs.

        PSUs vest on December 31 (or the last business day) of the second calendar year following the year in which the PSUs were granted. After November 20 during the year of vesting, the Compensation Committee determines the "Performance Measurement" that will apply to the PSUs vesting on December 31 of such year. The "Performance Measurement" in respect of PSUs is determined by the Compensation Committee based on the following four factors: (1) "Relative Total Shareholder Return Rank", calculated by (a) adding (i) the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding the last day before November 20 of the year of vesting and (ii) the total value of dividends paid by the Company per common share between January 1 of the year of grant and November 20 of the year of vesting, and (b) dividing the sum of (i) and (ii) by the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding January 1 of the year of grant; (2) "Relative Multiple to NAV Rank", defined as the premium (or discount) at which a stock is valued in relation to its net asset value (calculated as the value of a company's assets less the value of its liabilities); (3) "Production", determined based on the Company's actual production for a calendar year as a percentage of the annual guidance for production published in the Company's February press release reporting its fourth quarter and year-end performance for the preceding year; and (4) "All-In Sustaining Costs", determined based on the Company's actual all-in sustaining costs for a calendar year as a percentage of the annual guidance for all-in sustaining costs published in the Company's February press release reporting its fourth quarter and year-end performance for the preceding year. The Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank are measured against a 19-company peer group, which may be modified by the Compensation Committee from time to time. Each of the Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank account for 37.5% of the Performance Measurement, and each of the Production and All-In Sustaining Costs metrics account for 12.5% of the Performance Measurement. On the basis of the Performance Measurement, potential payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's PSUs vest immediately. If a participant's employment is terminated for cause (as defined in the PSU Plan), the participant immediately forfeits all rights in respect of any non-vested PSUs. If a participant retires or dies while in the service of the Company, the participant's non-vested PSUs vest immediately based on target performance. If a participant becomes disabled and is terminated by the Company due to such disability, the participant's non-vested PSUs will continue to vest following the participant's termination date. If a participant's employment is terminated without cause or if a participant resigns from the service of the Company, the participant forfeits all rights in respect of any non-vested PSUs, unless otherwise determined by the Compensation Committee.

        In the event of a change of control of the Company, the PSU Plan requires the acquiring or surviving entity to assume all outstanding PSUs or substitute similar share units for the outstanding PSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the PSU Plan will terminate and all outstanding PSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the PSU Plan are non-transferrable. The rights and obligations of the Company under the PSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the PSUs are based or the number of PSUs granted to participants.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant date. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer, or consultant to the Company or any subsidiary of the Company; and

  •
  twelve months after the death of the Option holder.

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2016, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.

        The total number of common shares available for issuance under the Stock Option Plan is 31,300,000 and 19,948,853 common shares have been issued in connection with the exercise of Options since the inception of the Stock Option Plan representing 8.8% of the Company's 225,882,403 common shares issued and outstanding as of March 13, 2017.

        The number of common shares currently available for issuance under the Stock Option Plan is 11,351,147 common shares (comprised of 7,050,128 common shares relating to Options issued but unexercised and 4,301,019 common shares relating to Options available to be issued), representing 5.0% of the Company's 225,882,403 common shares issued and outstanding as at March 13, 2017.

        In 2016, officers exercised Options to receive notional proceeds of, in aggregate, $32,479,829 (10 people); ($723,284 (6 people) in 2015; $1,197,882 (7 people) in 2014). In 2016, the Company received proceeds from the exercise of Options by officers in the amount of $56,489,357 ($1,951,839 in 2015; $3,542,475 in 2014). These amounts were originally determined in Canadian dollars and were converted to U.S. dollars using the annual average exchange rates provided by the Bank of Canada of C$1.00 equals US dollars for the following respective years: 2016 — US$0.7548; 2015 — US$0.7820; 2014 — US$0.9054.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2016

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Sean Boyd(4)	nil	4,288,802	3,793,764
David Smith	363,974	428,880	449,106
Ammar Al-Joundi(5)	nil	nil	700,454
Tim Haldane	94,140	425,214	456,000
Yvon Sylvestre	328,394	428,880	380,419

(1)
For Messrs. Smith and Sylvestre, the figures shown represent the awarded Options which vested in 2016; the value is calculated as the number of Options which vested multiplied by the price of the common shares of the Company on the TSX on the relevant vesting dates being C$36.37 (January 3, 2016) or C$43.22 (February 3, 2016), less the applicable exercise price for such Options. The values were converted to US$ using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548. For Mr. Haldane, the figure shown represents the awarded Options which vested in 2016; the value is calculated as the number of Options which vested multiplied by the price of the common shares of the Company on the NYSE on the relevant vesting dates being $26.28 (January 3, 2016) and $31.40 (February 3, 2016), less the applicable exercise price for each Option.

(2)
For Messrs. Boyd, Smith and Sylvestre, the figures shown represent the awarded RSUs which vested in 2016; the value is calculated as the number of RSUs which vested multiplied by C$56.82 (the price of the common shares of the Company on the TSX on the vesting date); the values were converted to US$ using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548. For Mr. Haldane, the figure shown represents the awarded RSUs which vested in 2016, multiplied by $42.52 (the price of the common shares of the Company on the NYSE on the vesting date).

(3)
These payments were made in Canadian dollars and are reported in U.S. dollars, except for payments made to Mr. Haldane which were paid and are reported in U.S. dollars. The values were converted to US$ using the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(4)
Mr. Boyd does not receive Options.

(5)
Mr. Al-Joundi does not receive Options; he joined the Company on April 6, 2015 and did not have any RSUs which vested in 2016.

        The following table sets out the outstanding Option awards of the Named Executive Officers as at December 31, 2016.

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)	Number of Shares or Units of Shares that have not Vested(3)	Market or Payout Value of Share Based Awards that have not Vested(2)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Sean Boyd	nil	—	—	nil	200,000	8,408,792	nil
David Smith	28,750	28.03	1/3/2019	817,075	43,000	1,807,890	nil
	37,500	28.92	1/2/2020	1,032,375
	60,000	36.37	1/3/2021	1,204,800
Ammar Al-Joundi	nil	nil		nil	85,000	3,573,737	nil
Tim Haldane	25,000	52.46	1/3/2018	nil	39,000	1,638,000	nil
	25,000	26.38	1/3/2019	390,500
	54,000	24.89	1/2/2020	923,940
	54,000	26.28	1/3/2021	848,880
Yvon Sylvestre	30,000	52.13	1/3/2018	129,600	39,000	1,639,714	nil
	45,000	28.03	1/3/2019	1,278,900
	56,000	28.92	1/2/2020	1,541,680
	54,000	36.37	1/3/2021	1,084,320

(1)
Option exercise price amounts are in Canadian dollars, except for those of Mr. Haldane which are in U.S. dollars.

(2)
Based on a closing price of the Company's common shares on the TSX of C$56.45 on December 31, 2016 for the Named Executive Officers other than Mr. Haldane. On December 31, 2016, the Noon Buying Rate was C$1.00 equals US$0.7448. The value of Mr. Haldane's awards is in United States dollars and based on a closing price of the Company's common shares on the NYSE of $42.00 on December 31, 2016.

(3)
This amount includes RSUs and PSUs, allocated for each of the Named Executive Officers as follows: Mr. Boyd (150,000 RSUs and 50,000 PSUs), Mr. Smith (30,500 RSUs and 12,500 PSUs), Mr. Al-Joundi (55,000 RSUs and 30,000 PSUs), Mr. Haldane (28,000 RSUs and 11,000 PSUs) and Mr. Sylvestre (28,000 RSUs and 11,000 PSUs).

        The following table sets out, as at March 13, 2017, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options		Weighted average exercise price of outstanding options (C$)		Weighted average remaining term of outstanding options	Number of securities remaining available for future issuances under equity compensation plans		Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	7,050,128	(1)	$40.86	(2)	3.31 years(3)	5,855,989	(4)	nil	(5)
Equity compensation plans not approved by shareholders	nil		nil		nil	nil		nil

(1)
As at December 31, 2016, the number of securities to be issued on exercise of outstanding Options was 5,478,837.

(2)
As at December 31, 2016, the weighted average exercise price of outstanding Options was C$34.40.

(3)
As at December 31, 2016, the weighted average remaining term of outstanding Options was 2.09 years.

(4)
This number includes the common shares available for issuance under the Stock Option Plan (4,301,019) and the Incentive Share Purchase Plan (1,554,970). As at December 31, 2016, the number of securities remaining available for future issuances under all equity compensation plans was 7,844,029, which included the common shares available for issuance under the Stock Option Plan (6,289,059) and the Incentive Share Purchase Plan (1,554,970).

(5)
As at December 31, 2016, there were no outstanding equity awards other than Options.

Incentive Share Purchase Plan

        In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant's contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant's behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the "Market Price" on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period).

        There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period participants will have the right to (i) exercise the votes attached to the participant's common shares, (ii) all cash dividends declared and paid in respect of the participant's common shares and (iii) transfer, sell or tender any or all of the participant's common shares pursuant to a bona fide third party take-over bid. The one-year restricted period will commence on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The CEO will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the CEO. The Compensation Committee will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by the CEO. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan will not be applicable to U.S. participants.

        A participant's participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the CEO to grant permission to participants (other than the CEO) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee will have the ability to grant permission to the CEO to withdraw from the Incentive Share Purchase Plan in a plan year for which the CEO has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company's common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.

        Examples of amendments to the Incentive Share Purchase Plan that will require shareholder approval include: (i) amendments to the amending provisions, (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan, (iii) amendments to the contribution limits for participants, and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval will include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations, (ii) amendments of a housekeeping nature, (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan, (iv) amendments to change the terms of any financial assistance provided to participants, and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.

        The Company may provide loans to participants (excluding directors and officers of the Company) to facilitate the purchase of common shares by the participant under the Incentive Share Purchase Plan. Each loan is evidenced by a promissory note with a maximum term of ten years. Each loan will become due and payable on the earliest of: (i) the maturity date of the loan; (ii) the second anniversary of the participant's termination of employment; and (iii) the date the participant becomes a director or officer of the Company. The common shares purchased by the participant under the Incentive Share Purchase Plan are pledged as security for the amounts loaned by the Company to the participant.

        In 2015, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 7,100,000 common shares. Of the 7,100,000 common shares approved, the Company has, as at March 13, 2017, 1,554,970 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.7% of the common shares issued and outstanding as of March 13, 2017.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee's pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for executives at the level of Vice-President or above. On December 31 of each year, the Company credits each executive's account an amount equal to 15% of the executive's pensionable earnings for the year (including salary and annual incentive compensation), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive's account a notional investment return equal to the balance of such executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the executive's employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The individual Retirement Compensation Arrangement Plan (the "Executives Plan") for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Basic Plan. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments.

Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table(1)

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year(3)
Name	Number of Years of Service(2)	At Year End(2)	At age 60		Compensatory Change(4)	Non- Compensatory Change(5)	Accrued Obligation at Year End(6)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	31	686,340	752,762	9,926,224	326,300	588,216	10,841,041

(1)
These amounts are initially provided in Canadian dollars and then converted into US$ based on the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548.

(2)
As at December 31, 2016.

(3)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

(4)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(5)
Includes the impact of interest accruing on the beginning-of — year obligation and changes in the actuarial assumptions and other experience gains and losses.

(6)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

        The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2016.

Defined Contribution Plan Table — Basic Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	491,297	19,632	54,161	565,090
David Smith	214,415	19,632	24,987	259,034
Ammar Al-Joundi	19,090	19,632	2,801	41,524
Tim Haldane	419,163	13,250	56,313	488,726
Yvon Sylvestre	183,657	19,632	15,395	218,685

(1)
These amounts are initially provided in Canadian dollars and then converted into US$ based on the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548, other than for Mr. Haldane, where such amounts were already in U.S. dollars.

(2)
Includes the total amount contributed by the Company to the member's account during 2016.

(3)
Includes all investment income earned on the member's account balances during 2016.

 Defined Contribution Plan Table — Supplemental Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(4)	nil	nil	nil	nil
David Smith	546,568	115,666	12,243	674,477
Ammar Al-Joundi	119,893	173,747	2,686	296,326
Tim Haldane	812,575	126,700	24,865	964,140
Yvon Sylvestre	324,428	92,908	7,267	424,603

(1)
These amounts are initially provided in Canadian dollars and then converted into US$ based on the 2016 annual average exchange rate provided by the Bank of Canada of C$1.00 equals US$0.7548, other than for Mr. Haldane, where such amounts were already in U.S. dollars.

(2)
Includes the total amount notionally credited by the Company to the member's account during 2016. There was no above market investment income credited under the Supplemental Plan.

(3)
Includes all investment income earned on the member's notional account balances during 2016.

(4)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        The Company has employment agreements with all of its executives that provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2016 base salary for each Named Executive Officer, see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two times their annual base salary at the date of termination plus an amount equal to two times their annual incentive compensation (averaged over the preceding two years but not including Options, RSUs or PSUs) and a continuation of benefits for up to two years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2016, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows: Mr. Boyd — $9,044,370; Mr. Smith — $1,745,674; Mr. Al-Joundi — $2,414,381; and Mr. Haldane — $1,902,366 and Mr. Sylvestre — $1,499,425. Amounts for Mr. Haldane are directly calculated in U.S. dollars. The amounts for Messrs. Boyd, Smith, Al-Joundi and Sylvestre are initially calculated in Canadian dollars and then converted into US$ based on the December 31, 2016 buying rate provided by the Bank of Canada of C$1.00 equals US$0.7448.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. In addition to the formal succession planning activities described below, this also includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The CEO prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board of Directors. The Board of Directors is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the CEO;

  (b)
  reviewing and approving the CEO's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent CEO or any of his direct reports; and

  (d)
  ensuring that the CEO has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers

        There is no outstanding indebtedness to the Company by any of its officers or directors. The Company's policy is not to make any loans to directors or officers.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Administrators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under SOX and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2016 to December 31, 2017 is $806,206. The policies provide coverage of up to $128 million per occurrence to a maximum of $128 million per annum. There is no deductible for directors and officers and a $1,600,000 deductible for each claim made by the Company ($2,000,000 million deductible for United States securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company's most recently completed financial year is provided in the Audited Annual Financial Statements and Management's Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2016;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2016; and

  •
  this Management Information Circular.

        Alternatively, these documents may be viewed at the Company's website at www.agnicoeagle.com, on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Information Form which may be obtained as described above.

General

        Management knows of no matters to come before the Meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Information Circular.

March 13, 2017

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

 APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee to reflect the new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of twelve directors. The Board has made an affirmative determination that eleven of its twelve current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and RSU grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company.

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2016, the Board met without management at each Board meeting, being seven separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2016, can be found on pages 6 to 11 of the Circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice- Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-Presidents responsible for operational matters report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate can be accessed through the Company's website under "About Agnico — Governance — Board Mandate" at www.agnicoeagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of the Company's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy;

  •
  ensuring that the day-to-day business affairs of the Company are appropriately managed;

  •
  consistently striving to achieve the Company's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for the Company a satisfactory competitive position within its industry;

  •
  ensuring that the Company has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for the Company.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms, as well as copies of the Company's other corporate governance policies, strategic and financial plans, and the Company's most recent continuous disclosure filings. A copy of such materials is given to each director and updated periodically.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year.

        For instance, during 2016, in addition to the quarterly Board and Committee meetings where comprehensive updates are provided, the Board attended a two day site visit (July 25 and 26) to Nunavut (tours of the Meadowbank, Meliadine and Amaruq sites and facilities, meetings with local community leaders and presentations by mine management), attended a full day of management presentations on operational, development and exploration updates as well as financial and legal matters on December 14, 2016 and received a comprehensive presentation on seismicity issues with respect to the LaRonde Mine on October 26, 2016. Periodic briefings, site visits and development sessions also underpin and support the Board of Directors' work in monitoring and overseeing progress towards the Company's objectives and strategies and assist in continuously building directors' knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within our business and operating segments, as well as developments within the markets and mining industry within which we operate.

        Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board's committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti-Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy through reports at the quarterly Committee meetings (when warranted) and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice- President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in the Circular under "Board of Directors Governance Matters". Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" in the Circular and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Leiderman, Dr. Riley and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Sokalsky are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Sokalsky, while retired, was formerly the Chief Financial Officer of Barrick Gold Corporation and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the United States Securities and Exchange Commission (the "SEC"). The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors" in the Circular. Fees paid to the Company's auditors, Ernst &

Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors" in the Circular. The Audit Committee met five times in 2016.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Ms. Celej, Mr. Roberts and Mr. Stockford). The Compensation Committee met seven times in 2016.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option, restricted share unit ("RSU"), performance share unit ("PSU") and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan, RSU Plan and PSU Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Board considers Messrs. Gemmell and Stockford particularly well- qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates) and Mr. Stockford as a former senior executive of an international mining company (where part of his duties included input on the establishment of appropriate compensation structures for the organization).

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Voutilainen (Chair), Mr. Nasso and Mr. Roberts). The Corporate Governance Committee met four times in 2016.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

Health, Safety, Environment and Sustainable Development Committee

        The Health, Safety, Environment and Sustainable Development Committee is comprised of three directors who are unrelated to and independent from the Company (currently Ms. McCombe (Chair), Mr. Nasso and

Mr. Stockford). The Health, Safety, Environment and Sustainable Development Committee met four times in 2016.

        The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:

  •
  monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

  •
  overseeing sustainable development, health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

        The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee be unrelated and independent.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors participates in a detailed annual assessment of the Board and Board committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

 APPENDIX B

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

B-1

QuickLinks

  Exhibit 99.1
NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
Director Shareholdings Table
Director Compensation Table — 2016
Incentive Plan Awards Table — Value Vested During Fiscal Year 2016
Outstanding Incentive Plan Awards Table — 2016
Director Attendance — 2016
SECTION 3: COMPENSATION AND OTHER INFORMATION
Executive Compensation-Related Fees
Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index
Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2016
Outstanding Incentive Plan Awards Table
Equity Compensation Plan Information
Defined Benefit Plan Table(1)
Defined Contribution Plan Table — Basic Plan(1)
Defined Contribution Plan Table — Supplemental Plan(1)
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX B ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION